---------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to
                                 Schedule 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934

                              Sigma Circuits, Inc.
                     ---------------------------------------
                            (Name of Subject Company)

                             Tyco International Ltd.
                              T10 Acquisition Corp.
                     ---------------------------------------
                                    (Bidders)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of class of securities)

                                    82655910
                     ---------------------------------------
                      (CUSIP number of class of securities)

                    Mark H. Swartz, Executive Vice President
                        c/o Tyco International (US) Inc.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                 (603) 778-9700
           -----------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             Joshua M. Berman, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                            Telephone: (212) 715-9100


                                Page 1 of 5 pages

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS

     TYCO INTERNATIONAL LTD.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |_| (a)
                                                                         |_| (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCES OF FUNDS

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) OR 2(f)                                               |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA
--------------------------------------------------------------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     458,146 SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES                                                              |_|

     SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     10.8% SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS

     T10 ACQUISITION CORP.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |_| (a)
                                                                         |_| (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCES OF FUNDS

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) OR 2(f)                                               |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     458,146 SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES                                                              |_|

     SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     10.8% SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

            T10 Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated June 5, 1998 (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Sigma Circuits, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

Item 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY;
Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES; and Item 10. ADDITIONAL INFORMATION.

      Items 3, 7 and 10(a) are hereby amended to add the following:

      "The following information concerning the Company was furnished by the Company concerning the Company's estimated results of operations for its fourth fiscal quarter ending June 27, 1998. Neither the Purchaser nor Tyco takes any responsibility for the accuracy or completeness of the following information or for the failure of the Company to disclose events or information which may have occurred or may effect the significance or accuracy of any such information but which are unknown to the Purchaser or Tyco.

      The Company estimates that revenues for its fourth fiscal quarter ending June 27, 1998 are expected to be between $21 and $22 million, with corresponding diluted earnings per share of approximately $0.19. Each of theses estimates is below the expectations of financial analysts."

Item 10. ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended to add the following:

      "Notwithstanding anything to the contrary contained in Section 1 ("Terms of the Offer; Extension, Termination; Amendments"), Section 4 ("Acceptance for Payment and Payment of Offer Price"), Section 15 ("Certain Conditions of the Offer") or any other section of the Offer to Purchase, the Purchaser shall not be required to pay for the Shares and may terminate or amend the Offer only if, prior to the Expiration Date, any of the conditions referred to in Section 15 have not been satisfied or waived any of the events specified in Section 15 have occurred."

                                  SIGNATURE

      After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 1998

                                    TYCO INTERNATIONAL LTD.

                                    By: /s/ Mark H. Swartz
                                        ------------------------------------
                                        Name:  Mark H. Swartz
                                        Title: Executive Vice President and
                                               Chief Financial Officer

                                   SIGNATURE

      After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1998


                                    T10 ACQUISITION CORP.

                                    By: /s/ Mark H. Swartz
                                        ------------------------------------
                                        Name:  Mark H. Swartz
                                        Title: Vice President